FORM 6-K

02041615

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

As at June 21, 2002

JUN 21

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

P

CryptoLogic Inc.

1867 Yonge Street, 7th Floor
Toronto, Ontario, Canada
M4S 1Y5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

CRGH

Documents Included as Part of this Report:

No.	Document
1.	**Press Release dated June 19, 2002 – "CryptoLogic To Take Special Charge In Q2, Revises Outlook For 2002".**
2.	**Press Release dated June 12, 2002 – "Dukesgaming.com Targets Users Worldwide With CryptoLogic Software"**
3.	**First Quarter 2002 Consolidated Interim Financial Statements For The Three Months Ended March 31, 2002**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2002

CRYPTOLOGIC INC.

By:_____________________
James A. Ryan
Chief Financial Officer

CRYPTOLOGIC

www.cryptologic.com

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSE: CRY

CryptoLogic To Take Special Charge In Q2, Revises Outlook For 2002
Return to growth expected in second half of year

June 19, 2002 (Toronto, ON) – CryptoLogic Inc., a leading supplier of software to the Internet gaming and e-commerce industries, today announced that it will take a charge totaling $9.5 million in the current quarter. In response to changing market conditions, the Company has also updated financial guidance for the second quarter and fiscal year. CryptoLogic now expects a return to sequential earnings growth in the third quarter and year-over-year growth in the fourth quarter of 2002.

This charge includes a 100% write down of the company's investment in Sports.com, past portfolio investments that have been deemed to be permanently impaired and restructuring expenses incurred. Of the $9.5 million, approximately $8.0 million is of a non-cash nature.

The charge primarily relates to a $6.6 million investment in SCG Enterprises (SCG), a wholly-owned subsidiary of U.K.-based sports portal Sports.com Limited and the holder of Sports.com's online gaming businesses. WagerLogic Limited, CryptoLogic's licensing subsidiary, made the investment to secure a long-term casino licensing agreement at a higher revenue share and an option to acquire SCG in the future. The write down is due to Sports.com being placed into Administration in late May, thereby significantly impairing the marketing ability of SCG. Following discussions with the Administrator, management has conservatively decided to write down the full value of the investment.

The Company is taking legal advice with regard to the financial situation of Sports.com. "The rapid deterioration of the financial position of Sports.com, particularly in advance of the World Cup is markedly different from representations made to us and we will pursue all legal options open to us", said Jean Noelting, President & CEO of CryptoLogic.

The balance of the write-down relates to past portfolio investments, which were made by the Company in prior years, and restructuring expenses associated with the consolidation in the U.K. of the Players' Support operation, and various other initiatives undertaken in the second quarter.

"Despite the write-down, CryptoLogic's balance sheet remains sound, and the Company's strategy of expansion outside of North America is unchanged," said Jean Noelting, President and CEO. "The overall trend in the Internet gaming market remains solidly upward, and we expect a return to revenue and earnings growth in the second half as new internationally focused licensee sites ramp up and localized products gain traction."

CryptoLogic's strategy for 2002 is to focus on rapidly growing international markets, principally in Europe, and the Company is pleased with progress made to date. The recent launch of Dukesgaming.com by licensee Dukes Entertainment N.V., the release of localized software for the German, Spanish and Japanese markets, and the pending launches of two brand-name properties in the U.K., are expected to increase international revenue in the second half of the year. The Company's expectation remains that 50% of revenues will be generated by licensees' end-users in non-US markets by the end of 2002.

In the second quarter, revenue will be lower than expected due to continued pressure from U.S. financial institutions on Internet gaming in that country. In late 2001, certain U.S.-based banks began self-regulating the use of their credit cards for Internet gaming transactions. By the end of the first quarter of 2002, CryptoLogic had recovered approximately half of the revenue lost as a result of this decision, through the implementation of third-party payment options and increased marketing of other non-credit card-based forms of payment. During the second quarter, however, several additional US banks opted to self-regulate, resulting in increased rejections for U.S.-based players. To mitigate this impact, CryptoLogic is implementing a restructuring plan to reduce costs in line with revenue, and the associated costs of the restructuring plan have been included in the charge.

As a result, the Company has updated its financial expectations for 2002, excluding the impact of the second quarter charge, as follows:

(US$ millions, except per share amounts)

	Q2		Q3		Q4		FY 2002	
	Previous	Updated	Previous	Updated	Previous	Updated	Previous	Updated
Revenue	9.5-10.5	8.8-9.0	N/A	9.5-10	N/A	11.0-12.0	44.0-46.0	38.0-39.7
Net Income	2.5-3.0	2.0-2.2	N/A	2.5-3.0	N/A	3.5-4.0	13.5-15.0	10.2-11.4
Diluted EPS	0.19-0.22	0.15-0.17	N/A	0.19-0.23	N/A	0.27-0.31	1.01-1.12	0.77-0.86

The special charge will decrease diluted earnings per share for the second quarter and fiscal year by $0.67.

About CryptoLogic
CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic, ranked #1 in the Profit 100, continues to innovate and develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under symbol the CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.1 million common shares outstanding (14.5 million shares fully diluted). For more information, visit www.cryptologic.com and www.wagerlogic.com.

For Further Information please contact:

At CryptoLogic, (416) 545-1455
Jean Noelting, President & CEO
Jim Ryan, Chief Financial Officer
Sean Stokes, Investor Relations

At Argyle Rowland Worldwide, (416) 968-7311 (media only)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Aline Nalbandian, ext. 226/ aline@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSX: CRY

DUKESGAMING.COM TARGETS USERS WORLDWIDE WITH CRYPTOLOGIC SOFTWARE

Dukesgaming.com sets industry standard with guaranteed $1,000,000 sweepstakes giveaway

June 12, 2002 (Toronto, ON) – CryptoLogic Inc., a leading supplier of software and services to the Internet gaming and e-commerce industries, is pleased to announce that Dukesgaming.com, the newest casino on the web powered by CryptoLogic software, is now live and open for business.

As part of an aggressive launch strategy, Dukesgaming.com will award a $1 million grand prize to one lucky player in a random draw to be held on December 31, 2002. Players will receive one sweepstakes entry for each Royal Rewards Point accumulated under Dukesgaming.com's player loyalty program prior to 5:00 a.m. GMT on December 26, 2002.

"By offering a $1 million grand prize, Dukesgaming.com has raised the bar for I-gaming marketing," said Jean Noelting, President and CEO of CryptoLogic. "This industry-leading promotion shows Dukes Entertainment's dedication to the quick ramp up and long-term success of Dukesgaming.com. This commitment, combined with CryptoLogic's secure and trusted products and services, will enable Dukesgaming.com to build a strong presence with players in Europe and around the world."

Through a long-term advertising agreement with PlasmaNet, Inc., operator of FreeLotto.com the leading sweepstakes provider on the Internet, Dukesgaming.com has access to 24 million registered and qualified FreeLotto players worldwide. The most trusted sweepstakes site on the web, FreeLotto.com boasts more than 5.7 million unique users monthly and 1.6 billion page views per month, and has awarded more than $46 million in prizes.

"With its broad range of products and services, CryptoLogic is a natural fit to facilitate Dukesgaming.com's entry as the online gaming market begins its next phase of growth," said Michael Wellesley-Wesley, CEO of Dukes Entertainment N.V. "Our advertising agreement with FreeLotto.com will enable us to reach tens of millions of Internet users around the world with a stated interest in gaming, and we intend to quickly become a leading destination by offering players the most innovative promotions on the web in a secure gaming environment."

About Dukes Entertainment N.V.

Dukes Entertainment N.V., incorporated in Curacao, Netherlands Antilles, is a wholly-owned subsidiary of The Dukes Partnership, an Isle of Man Partnership. Dukesgaming.com is fully licensed and regulated in Curacao.

About PlasmaNet, Inc.

PlasmaNet, Inc, a privately-held New York-based corporation that operates the multilingual www.freelotto.com sweepstakes site, is a leader in the online data mining and product promotion industry. FreeLotto.com originated the online lottery format sweepstakes, and thus far has awarded of $46 million in prizes, including two $10 million winners and 12 $1 million winners.

About CryptoLogic

CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic, ranked #1 in the Profit 100, continues to innovate and develop state of the art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under symbol the CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.1 million common shares outstanding (14.5 million shares fully diluted). For more information, visit www.cryptologic.com and www.wagerlogic.com.

For Further Information please contact:

At CryptoLogic, (416) 545-1455
Jean Noelting, President & CEO
Sean Stokes, Investor Relations

At Argyle Rowland Worldwide, (416) 968-7311 (media only)
Daniel Tisch, ext. 223/Aline Nalbandian, ext. 226
dtisch@argylerowland.com/aline@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

2002

FIRST QUARTER

Interim Report to Shareholders

internet gaming Q1

CRYPTO**LOGIC**

Consolidated interim

financial statements

for the three months

ended March 31, 2002

CryptoLogic Inc. is a leading software development Company serving the Internet gaming market.

The Company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to innovate and develop state of the art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. For more information, visit www.cryptologic.com and www.wagerlogic.com.

All dollar amounts are expressed in United States dollars, unless otherwise indicated.

Statements in this report which are not historical are forward-looking statements made pursuant to the safe harbour provisions of the *Private Securities Litigation Reform Act of 1995*. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance of technological changes, dependence on licensees and key licensees, increased competition and other risks detailed in the Company's filings with securities regulatory authorities. When used herein, the words "may", "would," "could," "will," "intend," "plan," "anticipate," "believe," "seek," "propose," "estimate," "expect" and similar expressions are intended to identify forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those projected in the forward-looking statements as intended, planned, anticipated, believed, estimated or expected. CryptoLogic does not intend, and does not assume any obligation, to update these forward-looking statements.

LETTER TO SHAREHOLDERS

In the three-month period ended March 31, 2002, CryptoLogic remained solidly profitable and in line with guidance in what was a transitional quarter for the industry. This is a testimony to the strength of our international business base, and an endorsement of the Company's strategy to remain focused on growing the business globally in markets that embrace on-line gaming.

During the quarter, the Company generated net income of $2.2 million on revenue of $8.7 million. Total cash at the end of the quarter was $34.4 million.

We continue to maintain that the toughest quarter is behind us. While the impact of the U.S. credit card issue will continue to be felt, we expect that the new licensees signed and products announced thus far in 2002 – Sports.com, Ritz Interactive Ltd., Dukes Entertainment N.V., Java casino games and our new Bingo product – along with the success of existing licensees will help bring about a return to earnings growth in the second half of the year.

FINANCIAL HIGHLIGHTS

As expected, first quarter revenue decreased year-over-year to $8.7 million, compared with $10.9 million in the first quarter of 2001. The decrease was principally due to the decision in the fourth quarter of 2001 by certain U.S.-based banks to limit the use of their credit cards for Internet gaming transactions and the resulting delay in the realization of revenue as U.S. players moved to alternate forms of payment.

Lower revenue in the quarter reflects the short-term challenge being faced by the entire industry as it adjusts to the impact of the U.S. credit card situation. This pressure was anticipated, and has been factored in our projections for the year. That said, by the end of the quarter approximately 50% of the revenue decrease experienced in December 2001 had been recovered.

Net income in the quarter was $2.2 million, or $0.18 per share ($0.16 per diluted share), compared with net income of $5.2 million, or $0.37 per share ($0.34 per diluted share), in the first quarter of the prior year. Net margin for the first quarter was 25%.

Net income was affected in part by a 78% decrease in interest income to $0.2 million, from $0.8 million in the first quarter of 2001, due to lower prevailing interest rates and decreased cash reserves than in the corresponding period of the previous year.

The Company remained well funded, with $34.4 million in total cash on the balance sheet at March 31, 2002. Significant uses of cash during the quarter included the utilization of both Substantial and Normal Course Issuer Bids to buy back common shares as a means of enhancing shareholder value, and an investment in Sports.com to further the Company's international growth strategy.

Under the Substantial Issuer Bid that expired on January 11, 2002, the Company repurchased 1,004,934 common shares at a total cost of $17.8 million, including fees. CryptoLogic also continued to make use of its Normal Course Issuer Bid, which expires on May 17, 2002, repurchasing 165,500 common shares during the quarter at a cost of approximately $2.0 million. The Company intends to renew its Normal Course Issuer Bid for the May 2002-May 2003 period.

In February, the Company expanded its presence in the European market by securing a long-term licensing and purchase option agreement with Sports.com, Europe's leading digital sports channel, through an investment of $5.9 million. With over 4.0 million unique audited users of its sports content and U.K.-regulated sports wagering services per month, Sports.com boasts tremendous European coverage. The Sports.com Casino is the first licensee site to initially go live with CryptoLogic's suite of Java casino games that were launched in February.

OUTLOOK

Despite the short-term impact of the U.S. credit card situation, Management is confident in the long-term vitality of the Internet gaming industry and in the fundamental strength of the Company and its business model.

The Company remains focused on profitable growth by expanding its presence worldwide, primarily in Europe and Asia, with brand-name licensees; by remaining a leader in regulatory compliance; and, by adding products through development or acquisition to drive organic growth of licensee sites and enter new vertical gaming markets.

Jean Noelting
President & CEO

April 30, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of CryptoLogic Inc. ("the Company" or "CryptoLogic"), including the notes thereto, for the three months ended March 31, 2002 and March 31, 2001, and the audited consolidated statements and the Management's Discussion and Analysis for the year ended December 31, 2001 as set out in the Company's 2001 Annual Report. All currency amounts are in United States dollars unless otherwise indicated.

OVERVIEW

CryptoLogic is an Internet software development and licensing company with leading proprietary commerce enabling technology that permits secure, reliable, efficient, and rapid financial transactions over the Internet. To date, it has focused its activities on developing proprietary software technology for the Internet gaming industry. The Company, through its wholly-owned subsidiary WagerLogic Limited ("WagerLogic"), licenses its software products and services to companies around the world who hold Internet gaming licenses issued by governments where the licensees are domiciled.

FORWARD LOOKING STATEMENTS

Statements in this report which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

RESULTS OF OPERATIONS

REVENUE

Revenue in the first quarter of 2002 was $8.7 million. This represents a decrease of 20% compared with revenue of $10.9 million in the first quarter of 2001. The decline resulted from the challenges being faced by the Internet gaming industry as a whole as it adjust to a policy decision by certain U.S. banks regarding the use of their credit cards for Internet gaming.

In light of ongoing legislative uncertainty in the United States, some U.S. banks have chosen to take a conservative stand and stopped accepting charges to their credit cards for Internet gaming transactions. The Company has taken into consideration this impact on revenue when establishing financial targets for 2002.

To mitigate the impact of this situation, the Company has enabled licensees to add non-credit card-based payment options for players at their sites, and has increasingly marketed existing non-credit card-based payment options available through its own e-cash software. More importantly, the Company will continue to focus on accelerating business expansion in non-U.S. markets.

In the quarter, positive momentum was experienced toward reducing reliance on U.S. users. The Company's objective is to have 50% of licensee revenue generated by licensees' end-users in non-US markets by the end of 2002.

NET INCOME

Net income for the first quarter of 2002 was $2.2 million, or $0.18 per share ($0.16 per diluted share), compared with $5.2 million, or $0.37 per share ($0.34 per diluted share) in the first quarter of 2001.

Net income was primarily impacted by the revenue challenges associated with the US credit card situation. In response, the Company instituted cost control and reduction measures during the quarter, which included a headcount freeze and general expense control measures. Subsequent to the end of the quarter, the Company reduced the staff level in its Canadian-based operations by 10%.

SOFTWARE DEVELOPMENT AND SUPPORT COSTS

Software Development and Support Costs, which include all personnel, licensee support, customer service costs and compliance related expenditures, decreased by 3.5% to $4.8 million, compared with $5.0 million in the corresponding quarter of the prior year.

Included in these costs are the development of software to enter the gaming verticals of bingo and poker, the development of a range of the Company's most popular casino games using Java technology, an investment in customer relationship management (CRM) software to optimize profit potential for licensees, regulatory compliance efforts in the Tier-one regulated jurisdictions of the Isle of Man and Alderney and ongoing enhancement of the Company's core technology.

The Company expenses all software development costs as incurred. Given the fact that the Bingo and Poker products have yet to be made generally available, the Company has expensed all the development costs with no associated revenue benefit in the quarter.

GENERAL AND ADMINISTRATIVE COSTS

General and administrative expenses were $1.2 million for the quarter, a 56% increase from the previous year. The increase relates primarily to elevated infrastructure costs associated with growth in the Company's workforce on a year-over-year basis, heightened international business development activities and the evaluation of a European listing for the Company's shares.

FINANCE COSTS

Finance costs include bank charges and fees for bank drafts and letters of credit. All letters of credit are secured by cash deposits, which are included in the restricted cash balance on the Company's balance sheet. These costs increased slightly in the first quarter due to increased volume of bank drafts purchased.

AMORTIZATION

Amortization charged during the period increased to $0.2 million, from $0.1 million in the first quarter of 2001, primarily as a result of increased investment in computer equipment and software to support the Company's regulatory compliance initiatives in the jurisdictions of the Isle of Man and Alderney, and the acquisition of ALI Online Inc. in October 2001.

INTEREST INCOME

Interest income decreased in the quarter to $0.2 million, from $0.8 million in the corresponding quarter of the previous year. Two factors contributed significantly to the decrease relative to the first quarter of 2001: first, a prevailing lower interest rate environment; and second, lower cash reserves as a result of the Company using $19.8 million to repurchase common shares, and a $5.9 million investment in SCG Enterprises Limited, a wholly-owned subsidiary of Sports.com.

PROVISION FOR INCOME TAXES

Income taxes for the quarter decreased to $0.3 million, versus $0.6 million in the first quarter of 2001, primarily due to lower pretax profits than in the first quarter of 2001.

LIQUIDITY AND CAPITAL RESOURCES

A strong financial position was maintained during the quarter. At March 31st, 2002, the Company had $19.8 million in cash and cash equivalents and $14.5 million of cash held on reserve with its bankers to secure letters of credit granted to banks that process credit card transactions on behalf of the Company. This represents a $25.2 million decrease from total cash of $59.6 million at December 31, 2001.

The change reflects operating cash flow of $2.8 million netted against cash used for financing activities during the quarter of $19.6 million ($19.8 million used in the share repurchase programs discussed under Interest Income above, net of options exercised worth $0.2 million dollars).

Cash used in investing activities was $6.2 million, representing the $5.9 million investment in SCG Enterprises, plus capital asset additions of $0.3 million.

The Company has no debt, and expects foreseeable cash flow needs to be funded through existing cash resources and operating cash flows.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect and may affect the Company and its business, financial condition and results of operations are substantially unchanged from those discussed in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2001 contained in the Company's 2001 Annual Report. All such risks and uncertainties are incorporated herein by reference.

GOVERNMENT REGULATION

There continues to be ongoing debate whether to prohibit or regulate the Internet gaming industry. Prohibition efforts persist, particularly at the federal level in the U.S., and remain an ongoing industry risk. At the same time, efforts to regulate the industry continue in other jurisdictions.

During the first quarter, the U.K. government's Department of Culture, Media and Sport made recommendations to overhaul that country's gambling laws in response to the previously issued Gambling Review Report ("the Budd Report"). The recommendations, entitled *A Safe Bet for success - Modernising Britain's Gambling Laws* propose putting in place a framework for a fully regulated and licensed environment in the U.K. for all forms of Internet gaming.

The Company sees the Budd Report and the recent recommendations as positive developments, particularly in light of its stated focus on growth in regulated non-U.S. markets.

OUTLOOK

While the Internet gaming market is experiencing short-term volatility, overall market growth is expected to continue at double-digit levels in the future.

CryptoLogic remained profitable in the first quarter, with financial results within expectations, however the effect of the U.S. credit card situation had a significant impact. It is expected that this issue will continue to affect the Company's financial results over the next several quarters.

The Company has responded tactically by implementing additional non-credit card-based payment options at licensee sites, instituting cost control measures and targeting new licensees with a focus on non-U.S. markets.

Going forward, the Company will continue to capitalize on this growing market by:

- targeting, by WagerLogic, of brand-name licensees with large international user bases and the marketing savvy necessary to be successful as competition continues to increase;
- focusing on driving organic growth in existing customers through the addition of market-driven products that expand opportunities to enhance player relationships and broaden the player base with new gaming options, new languages and new currencies;
- providing industry-leading data mining, marketing and customer care to help licensees sustain and grow customer relationships; and,
- maintaining its commitment to self-regulation and regulatory compliance.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. Dollars)

	(Unaudited) As at March 31, 2002	(Audited) As at December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 19,815	$ 42,822
Restricted cash	14,540	16,800
Reserves with processors	981	144
Accounts receivable	1,658	697
Income taxes recoverable	-	408
Prepaid expenses and other	1,212	768
	38,206	61,639
Investments	8,413	2,480
Capital assets	3,063	2,949
Intangible assets	310	337
Goodwill	1,040	1,040
	$ 51,032	$ 68,445
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,038	$ 2,704
Accrued liabilities	1,119	1,389
Income taxes payable	98	-
Funds held on deposit	4,043	3,263
	7,298	7,356
Shareholders' Equity:		
Capital stock	8,590	8,720
Retained earnings	35,144	52,369
	43,734	61,089
	$ 51,032	$ 68,445

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of U.S. Dollars, except per share data)
(Unaudited)

	For the three months ended	
	March 31, 2002	March 31, 2001
Revenue	**$ 8,664**	$ 10,865
Expenses		
Software development and support	**4,791**	4,963
General and administrative	**1,224**	783
Finance	**137**	75
Amortization	**197**	63
	6,349	5,884
Income from operations	**2,315**	4,981
Interest income	**175**	790
Net income before taxes	**2,490**	5,771
Provision for income taxes	**286**	589
Net income	**$ 2,204**	$ 5,182
Earnings per share		
Basic	**$ 0.18**	$ 0.37
Diluted	**$ 0.16**	$ 0.34
Weighted Average Number of Shares ('000s)		
Basic	12,210	14,038
Diluted	13,569	15,252

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of U.S. Dollars)

(Unaudited)

	Three Months Ended			
	March 31, 2002		March 31, 2001	
	Number of Shares ('000s)	Stated Value ($)	Number of Shares ('000s)	Stated Value ($)
Common shares:				
Balance, beginning of period	13,137	8,448	14,079	6,455
Repurchase of shares	(1,170)	(367)	(119)	(40)
Exercise of stock options	25	237	87	420
	11,992	8,318	14,047	6,835
Series c warrants:				
Balance, beginning of period	-	-	160	22
Balance, end of period	-	-	160	22
Series f warrants:				
Balance, beginning of period	30	272	-	-
Balance, end of period	30	272	-	-
Total capital stock	12,022	8,590	14,207	6,857
Retained earnings, beginning of period		52,369		51,133
Net income		2,204		5,182
Excess of purchase price of treasury shares over stated value		(19,429)		(1,175)
Retained earnings, end of period		35,144		55,140
Total shareholders' equity		43,734		61,997

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. Dollars)
(Unaudited)

	Three months ended March 31, 2002	March 31, 2001
Cash provided by (used in):		
Operating Activities:		
Net income	$ 2,204	$ 5,182
Adjustments to reconcile income to cash provided by (used in) operating activities:		
Amortization	197	63
Changes in operating assets and liabilities:		
Restricted cash	2,260	(500)
Reserves with processors	(837)	(206)
Accounts receivable	(961)	979
Prepaid expenses and other	(444)	(380)
Income taxes	506	625
Accounts payable	(666)	(616)
Accrued liabilities	(270)	207
Funds held on deposit	780	395
	2,769	5,749
Financing activities:		
Issue of capital stock for cash	237	420
Repurchase of common shares	(19,796)	(1,215)
	(19,559)	(795)
Investing activities:		
Additions to capital assets	(284)	(65)
Investments	(5,933)	(921)
	(6,217)	(986)
Increase (decrease) in cash and cash equivalents	(23,007)	3,968
Cash and cash equivalents, beginning of period	42,822	42,696
Cash and cash equivalents, end of period	$ 19,815	$ 46,664

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at March 31, 2002
(Unaudited)

These consolidated interim financial statements of Cryptologic Inc. ("the Company") have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2001, except as described below in a change in accounting policy (note 1). These consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001, as set out in the 2001 Annual Report.

1. Change in Accounting Policy

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002. Outstanding grants as at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments are applied retroactively, without restatement. The Company does not have any such grants as at January 1, 2002 and as such will apply the new recommendations prospectively.

In accordance with the new standard, the Company will continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. However, under the new standard the Company is required to provide additional pro forma disclosures for options granted to employees as if the fair value based accounting method had been used to account for employee stock options.

The fair value of the options granted were made using the Black-Scholes option pricing model using a dividend yield of 0% and the following weighted assumptions.

Risk-free rate	2.0%
Expected volatility	100.0%
Expected life of options in years	5.0

Had compensation expense been determined based on the fair value of the employee stock option awards granted on or after January 1, 2002, in accordance with the new recommendations, the Company's net income and earnings per share would have been changed to the following amounts:

	As reported ('000)	Pro forma ('000)
Net income	$ 2,204	$ 2,134
Net income per share		
Basic	$0.18	$0.18
Diluted	$0.16	$0.16

2. Substantial Issuer Bid

On January 11, 2002 the Company purchased 1,004,934 CryptoLogic common shares at a price of CDN$28.00 per share for a total cost, including transaction costs, of CDN$28,353,000 (US$17,763,000).

3. Normal Course Issuer Bid

In May 2001, the Board of Directors approved the repurchase and cancellation of up to 656,000 of the Company's outstanding common shares for the period commencing May 18, 2001 and ending May 17, 2002. As at March 31, 2002, the Company under this plan has cumulatively repurchased and cancelled 440,500 common shares, of which 165,500 common shares were repurchased and canceled during the period January 1, 2002 to March 31, 2002 at a cost of $2,033,000.

4. Contingencies

The Company has been named in several lawsuits incurred in the ordinary course of business. In the opinion of Management, the claims are without merit and no provision has been made in the accounts.

5. Subsequent Events

On April 8, 2002, the Company sold 100% of its investment in Dot Com Entertainment Group Inc. (DCEG-OTCBB), representing 1,055,700 common shares for $1,056,000.

CORPORATE DIRECTORY

DIRECTORS

Dennis Wing
Chairman

David Cynamon
Jean Noelting
Andrew Rivkin
Mark Rivkin

LEGAL COUNSEL

Stikeman, Graham, Keeley & Spiegel LLP
Toronto, Canada

AUDITORS

KPMG LLP Chartered Accountants
Toronto, Canada

BANKER

Bank of Montreal
Toronto, Canada

COMMON SHARES LISTED

TSE Symbol: CRY
Nasdaq Symbol: CRYP

WEB SITE

www.cryptologic.com

TRANSFER AGENTS

Equity Transfer Services Inc.
Toronto, Canada
416-361-0930

Continental Stock Transfer & Trust Company
New York, USA
212-509-4000

OFFICERS & MANAGEMENT TEAM

Jean Noelting
President and CEO

David Outhwaite
Chief Operating Officer

James Ryan
Chief Financial Officer

Anatoly Plotkin
Executive Vice-President

Nelson Lee
Director, Finance

Nancy Chan-Palmateer
Director, Communications

Christopher Smith
Director, Licensee Services

Serguei Bourenkov
Director, Product Development

Jenifer Cua
Controller

Robert Stikeman
Secretary

INVESTOR RELATIONS

Telephone
416-545-1455
Facsimile
416-545-1454
e-mail
investor.relations@cryptologic.com

CRYPTO**LOGIC**

HEAD OFFICE

1867 Yonge Street, 7th Floor
Toronto, Ontario, Canada M4S 1Y5